Exhibit 99.1

AVG Technologies to Present at Financial Conference and Discuss

2016 Financial Outlook

AMSTERDAM – November 18, 2015 – AVG® Technologies N.V. (NYSE: AVG), the online security company™ for more than 200 million monthly active users, today announced that it will be presenting at the Goldman Sachs US Emerging & SMID Capital Growth Conference in New York City, on Thursday, November 19th, 2015 at 2:30 p.m. EST, during which Gary Kovacs, chief executive officer, will be discussing the company’s performance and outlook, including reviewing business trends and initiatives related to strategic objectives for growth. The company will host a live audio webcast of the event, including any subsequent questions and answers between management and institutional investors attending the presentation, on its Investor Relations section at http://investors.avg.com. A replay of the presentation will be available on the company’s website through December 20, 2015.

In conjunction with the presentation, management will affirm its previous outlook for 2015 of revenues of $426 million to $430 million, with non-GAAP net income of approximately $1.80 per diluted ordinary share, and GAAP net income of approximately $0.75 per diluted ordinary share. Management will also discuss its current views on the company’s 2016 outlook, which, as noted on its third quarter 2015 earnings conference call held on November 4, 2015, is expected to be impacted by rapidly changing market dynamics in its search business. Based on a review of the most recently available information on the overall business, including the search business, the company currently estimates that 2016 total revenues will be between $440 and $460 million.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, non-GAAP net income and non-GAAP EPS for the fiscal years ending December 31, 2015 and December 31, 2016, as well as those relating to the future prospects of AVG. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: the impact of rapidly changing market dynamics relating to our search business; changes in our growth strategies; changes in our future prospects, business development, results of operations and financial condition; the anticipated costs and benefits of our other acquisitions; our ability to remediate the material weaknesses and other deficiencies identified in our internal controls or IT systems; our ability to comply with our credit agreements; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; changes in international or national tax regulations and related proposals; the assumptions underlying the calculation of our key metrics, including the number of our active users, mobile users, revenue per average active user, subscription revenue per subscriber and platform-derived revenue per thousand searches; potential effects of changes in the applicable search guidelines of our search partners; the status of, or changes to, our relationships with our partners, including Yahoo!, Google and other third parties; changes in our and our partners’ responses to privacy concerns; our ability to successfully exit the third party search distribution business; our plans to launch new products and online services and monetize our full user base; the performance of our products and product platforms, including AVG Zen; our ability to attract and retain active and subscription users; our ability to retain key personnel and attract new talent; our ability to adequately protect our intellectual property; our geographic expansion plans; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; our legal and regulatory compliance efforts, including with respect to PCI compliance; and worldwide economic conditions and their impact on demand for our products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

These documents are available online from the SEC or in the Investor Relations section of the company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

About AVG Technologies (NYSE: AVG)

AVG is the online security company providing leading software and services to secure devices, data and people. AVG’s award-winning technology is delivered to over 200 million monthly active users worldwide. AVG’s Consumer portfolio includes internet security, performance optimization, location-based and phone control services, and personal privacy and identity protection for mobile devices and desktops. The AVG Business portfolio - delivered by managed service providers, VARs and resellers - offers IT administration, control and reporting, integrated security, and mobile device management that simplify and protect businesses.

All trademarks are the property of their respective owners.

www.avg.com

www.investors.avg.com

Contacts:

US: Bonnie McBride	Europe: Camelia Isaic
Tel: +1 415 806 0385	Tel: +420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com